UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 31, 2025, Steakholder Foods Ltd. (the “Company”) completed the acquisition of Twine Solutions Ltd. (“Twine”). The acquisition is designed to combine two transformative platforms: the Company’s pioneering 3D food printing technology and Twine’s digital dyeing systems. Twine’s technological achievements include developing the world’s first digital thread and yarn dyeing system that uses a waterless process, protected by 10 granted and pending patents. Twine's innovative solution empowers businesses to bring their thread dyeing processes in-house, dramatically reducing time to market while enabling unprecedented customization for sewing, knitting, and embroidery applications. Together, the companies intend to explore commercial applications across a range of industries, with an eye on speed, personalization, sustainability, and scale.

Pursuant to a Securities Purchase Agreement (“SPA”) dated September 22, 2025, in return for the entire fully-diluted equity of Twine, the Company issued 158,465 ADSs and 145,355 prefunded milestone warrants to purchase ADSs (together, the “SPA ADSs,”) to Twine securityholders, together representing after such issuance and exercise thereof 20.5% of the issued and outstanding share capital of the Company. The warrants may be exercised upon reaching certain measured milestones within a period of up to 10 years from the date of issuance. The Company agreed to file a registration statement with the Securities and Exchange Commission (“SEC”), providing for the resale of these ADSs, to use commercially reasonable efforts to have such resale registration statement declared effective by the SEC, and to keep such resale registration statement effective at all times until Twine’s selling shareholders no longer own any ADS. The SPA contains representations and warranties, covenants and obligations, all as are customary for transactions of this nature.

Pursuant to a convertible loan agreement with D.B.W. Holdings (2005) Ltd. (“D.B.W.”), whereby D.B.W. provided the Company with a convertible loan in the amount of $870,000 on June 10, 2025, bearing interest at the rate of 8% per annum, the loan was converted into 16,023 ADSs (the “CLA ADSs”) upon completion of the acquisition of Twine by the Company. The Company used the D.B.W. loan amount to provide funding to Twine through a separate convertible loan agreement provided by the Company on June 10, 2025, and likewise converted into equity upon completion of the acquisition of Twine by the Company.

The SPA ADSs and CLA ADSs were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The offer and sale of the foregoing securities was made without any form of general solicitation or advertising. The SPA ADSs as well as some of the CLA ADSs have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The Company was represented in its acquisition of Twine by Advs. Ronen Kantor and Michael Misul of Amit, Pollak Matalon & Co.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release issued by the Company on November 4, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: November 4, 2025

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